Baker Global Asset Management Inc.

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

July 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Sonia Bednarowski
Re:	Baker Global Asset Management Inc.
Offering Statement on Form 1-A/A filed on July 7, 2023
File No. 024-12228

Dear Ms. Bednarowski:

Baker Global Asset Management Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Offering Statement so that it will become effective at 5:00 p.m. Eastern Time on July 12, 2023, or as soon as thereafter practicable.

Please contact Louis A. Bevilacqua of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 100, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Under separate cover, you will receive today a letter from the qualified institutional underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Offering Statement.

Very truly yours,

Baker Global Asset Management Inc.

/s/ William Thomas Baker
By:	William Thomas Baker
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.